Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor its sales agents nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in Hong Kong or any other jurisdiction through the publication of this announcement.

The securities referred to herein may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us, our management, as well as financial statements. We intend to conduct a public offering of the securities described herein in the United States pursuant to our prospectus supplement and the accompanying prospectus contained in the registration statement on Form F-3 filed with the U.S Securities and Exchange Commission on December 16, 2022.

This announcement may contain ‘forward-looking statements’ with respect to certain of the Company’s plans and its goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements that are not historical facts, including statements about the Company’s beliefs and expectations and including, without limitation, statements containing the words ‘may’, ‘will’, ‘should’, ‘continue’, ‘aims’, ‘estimates’, ‘projects’, ‘believes’, ‘intends’, ‘expects’, ‘plans’, ‘seeks’ and ‘anticipates’, and words of similar meaning, are forward-looking statements. These statements are based on plans, estimates and projections as at the time they are made and speak only as of the date on which they are made, and therefore undue reliance should not be placed on them. By their nature, all forward-looking statements involve risk and uncertainty. The Company expressly disclaims any obligation to update any of the forward-looking statements contained in this announcement or any other forward- looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to applicable rules of the U.S. Securities and Exchange Commission, the Hong Kong Stock Exchange or other applicable laws and regulations.

KANZHUN LIMITED

看準科技有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 2076)

(Nasdaq Stock Ticker: BZ)

INSIDE INFORMATION

ISSUE OF NEW SHARES UNDER GENERAL MANDATE

AND SIGNING OF PUBLIC OFFER UNDERWRITING AGREEMENT

ANNOUNCEMENT OF THE SHARE OFFER

This announcement is issued pursuant to Rules 13.09 and 13.28 of the Hong Kong Listing Rules and under Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

•	Up to approximately 30,000,000 new Class A Ordinary Shares will initially be available for subscription through the Hong Kong Public Offering (subject to the Offer Size Adjustment Option) and the International Offering (subject to the Offer Size Adjustment Option).

•	A Prospectus for the Hong Kong Public Offering is expected to be published on or around Wednesday, June 25, 2025.

Completion of the Share Offer and commencement of dealings in the Offer Shares on the Main Board of the Hong Kong Stock Exchange are expected to be on Friday, July 4, 2025.

1.	THE SHARE OFFER

Structure of the Share Offer

The Company announces that it intends to conduct the Share Offer, comprising:

(a)	Hong Kong Public Offering: an offer of 3,000,000 initial Offer Shares, subject to Reallocation and the Offer Size Adjustment Option. The Hong Kong Offer Shares represent approximately: (i) 10% of the initial Offer Shares; (ii) 0.3% of the total number of issued and outstanding Shares as at the Latest Practicable Date; and (iii) 0.3% of the number of issued and outstanding Shares as enlarged by the initial Offer Shares (subject to the Assumptions). The Hong Kong Public Offering is on the terms and subject to the conditions set out in the Prospectus and the Hong Kong Underwriting Agreement. The maximum Public Offer Price will be HK$78.00 for each Hong Kong Offer Share.

(b)	International Offering: an offer of 27,000,000 initial Offer Shares, subject to Reallocation and the Offer Size Adjustment Option. The International Offer Shares represent approximately: (i) 90% of the initial Offer Shares; (ii) 2.9% of the total number of issued and outstanding Shares as at the Latest Practicable Date; and (iii) 2.9% of the number of issued and outstanding Shares as enlarged by the initial Offer Shares (subject to the Assumptions). The International Offering is on the terms and subject to the conditions set out in the International Underwriting Agreement.

The initial Offer Shares available for the Hong Kong Public Offering and the International Offering is subject to Reallocation (including clawback) as further set out in the Prospectus. Additionally, the Company has the Offer Size Adjustment Option to increase the number of Offer Shares based on market demand by up to an aggregate of 4,500,000 additional Offer Shares, representing approximately: (i) 15% of the initial Offer Shares; (ii) 0.5% of the total number of issued and outstanding Shares as at the Latest Practicable Date; (iii) 0.5% of the number of issued and outstanding Shares as enlarged by the initial Offer Shares (subject to the Assumptions); and (iv) 0.5% of the number of issued and outstanding Shares as enlarged by the initial and additional Offer Shares (subject to the Assumptions, but assuming the option is exercised in full). The Offer Size Adjustment Option may be exercised on or before the Price Determination Date.

The aggregate nominal value of the Offer Shares that will be available for subscription under the Share Offer is: (i) US$3,000, based on 30,000,000 initial Offer Shares; and (ii) US$3,450, based on 34,500,000 Offer Shares assuming the Offer Size Adjustment Option is exercised in full.

The Public Offer Price and the International Offer Price are expected to be determined on the Price Determination Date, which is expected to be on or before Wednesday, July 2, 2025.

All applicants under the Hong Kong Public Offering and the International Offering are required to pay on each Offer Share, brokerage of 1.0%, AFRC transaction levy of 0.00015%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.00565%.

Completion of the Share Offer and commencement of dealings in the new Class A Ordinary Shares on the Main Board of the Hong Kong Stock Exchange are expected to be on Friday, July 4, 2025.

Registration of the Prospectus

The Prospectus has been registered with the Registrar of Companies in Hong Kong and is expected to be published on or around Wednesday, June 25, 2025. Further details regarding the Share Offer will be set out in the Prospectus. The International Offering will be made by means of a preliminary prospectus supplement dated on or around Tuesday, June 24, 2025 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission on December 16, 2022, which automatically became effective upon filing.

Underwriting Agreements

On June 24, 2025, the Company entered into the Hong Kong Underwriting Agreement with the Hong Kong Underwriters. The Hong Kong Underwriters have agreed, severally but not jointly, to subscribe for, or procure subscribers to subscribe for, their respective proportions of the Hong Kong Offer Shares which are being offered but are not taken up under the Hong Kong Public Offering on the terms and subject to the conditions set out in the Prospectus and the Hong Kong Underwriting Agreement. The Hong Kong Offer Shares are fully underwritten pursuant to the Hong Kong Underwriting Agreement.

It is expected that the Company and the International Underwriters will enter into the International Underwriting Agreement in respect of the International Offering on or around the Price Determination Date. Under the International Underwriting Agreement, the International Underwriters will agree to severally underwrite the International Offer Shares in their respective applicable proportions on the terms and subject to the conditions to be set out in the International Underwriting Agreement.

The Company has appointed Goldman Sachs (Asia) L.L.C. and Morgan Stanley Asia Limited (in alphabetical order) as the Overall Coordinators, joint global coordinators, joint bookrunners and joint lead managers, Huatai Financial Holdings (Hong Kong) Limited as joint global coordinators, joint bookrunners and joint lead managers, and Futu Securities International (Hong Kong) Limited and Tiger Brokers (HK) Global Limited as joint bookrunners and joint lead managers in relation to the Share Offer. As at the date of this announcement, to the best knowledge of the Directors, each of the Overall Coordinators and syndicate members is an Independent Third Party.

2.	UNDERWRITING AGREEMENTS IN RESPECT OF THE SHARE OFFER

The Hong Kong Underwriting Agreement

On June 24, 2025, the Company and the Hong Kong Underwriters entered into the Hong Kong Underwriting Agreement, pursuant to which the Hong Kong Underwriters have agreed, severally but not jointly, to subscribe for, or procure subscribers to subscribe for, their respective applicable proportions of the Hong Kong Offer Shares which are being offered but are not taken up under the Hong Kong Public Offering on the terms and subject to the conditions of the Prospectus and the Hong Kong Underwriting Agreement. The Hong Kong Offer Shares are fully underwritten pursuant to the Hong Kong Underwriting Agreement.

The principal terms of the Hong Kong Underwriting Agreement are summarized below:

Date of Agreement:	June 24, 2025

Parties to the Agreement:	(a) the Company; and

(b) the Hong Kong Underwriters.

Hong Kong Offer Shares:	3,000,000 initial Offer Shares (subject to Reallocation and the Offer Size Adjustment Option).

Maximum Public Offer Price:	The maximum Public Offer Price is HK$78.00 per Offer Share.

The Public Offer Price and the International Offer Price will be announced by way of separate announcement by the Company on or around Price Determination Date, which is expected to be on or before Wednesday, July 2, 2025.

Offerees:	The Hong Kong Public Offering will be open to all members of the public in Hong Kong as well as to institutional and professional investors (acting in their capacity as members of the public in Hong Kong). Investors may apply for the Hong Kong Offer Shares or indicate an interest, if qualified to do so, for the International Offer Shares, but may only receive Shares under either the Hong Kong Public Offering or the International Offering.

Conditions Precedent to the Agreement:	The obligations of the Hong Kong Underwriters under the Hong Kong Underwriting Agreement are conditional on, among others:

(a)	the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in the Offer Shares on the Main Board of the Hong Kong Stock Exchange; and

(b)	certain other conditions set out in the Hong Kong Underwriting Agreement (including, among others, the Overall Coordinators (for themselves and on behalf of the Hong Kong Underwriters) and the Company agreeing on the Public Offer Price and the International Offer Price).

The Hong Kong Underwriting Agreement is also conditional upon and subject to the International Underwriting Agreement having been signed and becoming unconditional and not having been terminated in accordance with its terms.

Termination of the Agreement:	If any of the events set out below shall occur at any time prior to 8:00 a.m. (Hong Kong time) on the Listing Date, the Overall Coordinators (for themselves and on behalf of the Hong Kong Underwriters) may, in their sole and absolute discretion and upon giving a joint notice in writing to the Company, terminate the Hong Kong Underwriting Agreement with immediate effect:

(i)	there develops, occurs, exists or comes into force:

(a)	any new law or regulation or any change or development involving a prospective change in existing law or regulation, or any change or development involving a prospective change in the interpretation or application thereof by any court or other competent authority in or affecting the United States, Hong Kong, the PRC, and the Cayman Islands (each a “Relevant Jurisdiction”); or

(b)	any change or development involving a prospective change or development, or any event or series of events likely to result in or representing a change or development, or prospective change or development, in local, national, regional or international financial, political, military, industrial, economic, currency market, fiscal or regulatory or market conditions or any monetary or trading settlement system (including, without limitation, conditions in stock and bond markets, money and foreign exchange markets and inter-bank markets, a change in the system under which the value of the Hong Kong currency is linked to that of the currency of the United States or a change of the Hong Kong dollars or of the Renminbi against any foreign currencies) in or affecting any Relevant Jurisdiction; or

(c)	any event or series of events, in the nature of force majeure (including, without limitation, acts of government, labour disputes, strikes, lock-outs, fire, explosion, earthquake, flooding, tsunami, volcanic eruption, civil commotion, riots, rebellion, public disorder, acts of war (whether declared or undeclared), acts of terrorism (whether or not responsibility has been claimed), acts of god, accident or interruption in transportation, destruction of power plant, outbreak, escalation, mutation or aggravation of diseases, epidemics or pandemics, destruction of power plant, economic sanction, paralysis in government operations, any local, national, regional or international outbreak or escalation of hostilities (whether or not war is or has been declared) or other state of emergency or calamity or crisis in whatever form) political change, paralysis of government operations, interruption or delay in transportation, other industry action in or affecting any Relevant Jurisdiction; or

(d)	any moratorium, suspension or restriction (including, without limitation, any imposition of or requirement for any minimum or maximum price limit or price range) in or on trading in securities of generally on the Stock Exchange, the New York Stock Exchange, or the Nasdaq Global Select Market; or

(e)	any general moratorium on commercial banking activities in Hong Kong (imposed by the Financial Secretary or the Hong Kong Monetary Authority or other competent Governmental Authority (as defined in the Hong Kong Underwriting Agreement) (“Governmental Authority”)), New York (imposed at Federal or New York State level or other competent Governmental Authority), the PRC, or any Relevant Jurisdiction or any disruption in commercial banking or foreign exchange trading or securities settlement or clearance services, procedures or matters in any Relevant Jurisdiction; or

(f)	any (A) change or prospective change in exchange controls, currency exchange rates or foreign investment regulations (including, without limitation, a change of the Hong Kong dollars or RMB against any foreign currencies, a change in the system under which the value of the Hong Kong dollars is linked to that of the United States dollars or RMB is linked to any foreign currency or currencies), or (B) any change or prospective change in Taxation in any Relevant Jurisdiction adversely affecting an investment in the Shares; or

(g)	the issue or requirement to issue by the Company of a supplement or amendment to the Offering Documents or other documents in connection with the Share Offer upon any requirement or request of the Stock Exchange or the SFC; or

(h)	any contravention by any Group member or any director of the Company of any Law; or

(i)	any of chairman and executive directors of the Company vacating his office; or

(j)	an Authority (as defined in the Hong Kong Underwriting Agreement) (“Authority”) in any Relevant Jurisdiction commencing any investigation or other action or proceedings, or announcing an intention to investigate or take other action or proceedings, against any Group Company (as defined in the Hong Kong Underwriting Agreement) (“Group Company”) or any director of the Company; or

(k)	any litigation or claim being threatened or instigated against, or an Authority or a regulatory body or organisation in any Relevant Jurisdiction commencing any investigation or action or other Actions (as defined in the Hong Kong Underwriting Agreement) (“Actions”), or announcing an intention to investigate or take other action or Actions against any Group Company, or any of the chairman, president or the director of the Company, or any of them being charged with an indictable offence or prohibited by operation of Laws (as defined in the Hong Kong Underwriting Agreement) (“Laws”) or otherwise disqualified from taking part in the management of a company; or

(l)	any adverse change or prospective adverse change in the earnings, results of operations, business, business prospects, financial or trading position, conditions (financial or otherwise) or prospects of any Group Company (including any litigation or claim of any third party being threatened or instigated against any Group Company); or

(m)	any order or petition for, or any demand by creditors for repayment of indebtedness or a petition being presented for the winding-up or liquidation of any Group Company making any composition or arrangement with its creditors or entering into a scheme of arrangement or any resolution being passed for the winding-up of any Group Company or a provisional liquidator, receiver or manager being appointed over all or part of the assets or undertaking of any Group Company or anything analogous thereto occurs in respect of any Group Company; or

(n)	any contravention by any Group Company, any director of the Companies Ordinance, the PRC Company Law or the Listing Rules; or

(o)	any breach of, or any event rendering any of the Warranties (as defined in the Hong Kong Underwriting Agreement) untrue or incorrect or misleading in any respect; or

(p)	any order or petition for, or any demand by creditors for repayment of indebtedness or a petition being presented for the winding-up or liquidation of the Company making any composition or arrangement with its creditors or entering into a scheme of arrangement or any resolution being passed for the winding-up of the Company or a provisional liquidator, receiver or manager being appointed over all or part of the assets or undertaking of the Company or anything analogous thereto occurs in respect of the Company; or

(q)	the imposition of sanctions, in whatever form, directly or indirectly, by, or for, any Relevant Jurisdiction on the Company or any Group Company;

which, in any such case individually or in the aggregate, in the sole and absolute opinion of the Overall Coordinators:(A) is or will be or is likely to be materially adverse to, or materially and prejudicially affects, the assets, liabilities, business, general affairs, management, shareholder’s equity, profit, losses, results of operations, position or condition (financial or otherwise), or prospects of the Company or the Group as a whole or to any present or prospective shareholder of the Company in its capacity as such; or (B) has or will have or is likely to have a Material Adverse Effect (as defined in the Hong Kong Underwriting Agreement) on the success of the Share Offer and/or has made or is likely to make or may make it impracticable or inadvisable or incapable for any material part of the Hong Kong Underwriting Agreement or the Operative Agreements (as defined in the Hong Kong Underwriting Agreement) or the Share Offer to be performed or implemented as envisaged; or (C) makes or will make it or is likely to make it impracticable or inadvisable or incapable to proceed with the Share Offer on the terms and in the manner contemplated by the Offering Documents (as defined in the Hong Kong Underwriting Agreement); or (D) has or will have or is likely to have the effect of making a part of the Hong Kong Underwriting Agreement incapable of performance in accordance with its terms pursuant to the Share Offer; or

(ii)	there has come to the notice of the Overall Coordinators:

(r)	that trading of any securities of the Company being suspended on the Stock Exchange or Nasdaq Global Select Market; or

(s)	that any s tatement contained in the Offering Documents, and/or any notices, announcements, advertisements, communications issued or used by or on behalf of the Company in connection with the Share Offer (including any supplement or amendment thereto) was or has become untrue, incomplete, incorrect in any material respect or misleading or any forecasts, estimate, expressions of opinion, intention or expectation expressed in the Offering Documents and/or any notices, announcements, advertisements, communications so issued or used are not fair and honest and made on reasonable grounds or, where appropriate, based on reasonable assumptions in a material respect, when taken as a whole; or

(t)	any prohibition by an Authority applicable to the Company, any of the Overall Coordinators, and/or any of the foregoing’s respective affiliates for whatever reason from the listing of Shares on the Main Board of the Stock Exchange; or

(u)	non-compliance of the Offering Documents or any aspect of the Share Offer with the Listing Rules or any other applicable Law; or

(v)	any matter has arisen or has been discovered which would, had it arisen or been discovered immediately before the date of this Prospectus, not having been disclosed in the Public Documents, constitutes an omission therefrom; or

(w)	either (i) there has been a breach of any of the representations, warranties, undertakings or provisions of either the Hong Kong Public Offering Agreement by the Company or (ii) any of the representations, warranties and undertakings given by the Company in the Hong Kong Underwriting Agreement, as applicable, is (or would when repeated be) untrue, incorrect, incomplete or misleading; or

(x)	any event, act or omission which gives or is likely to give rise to any material liability of the Company pursuant to the indemnities given by the Company under the Hong Kong Public Offering Agreement; or

(y)	any litigation or dispute or potential litigation or dispute, which would materially affect the operation, financial condition, reputation or composition of the board of the Group; or

(z)	any expert, whose consent is required for the issue of the Prospectus with the inclusion of its reports, letters or opinions and references to its name included in the form and context in which it respectively appears, has withdrawn its respective consent prior to the issue of the Prospectus; or

(aa)	any material adverse change or prospective adverse change or development involving a prospective adverse change in the assets, business, general affairs, management, shareholder’s equity, profits, losses, properties, results of operations, in the position or condition (financial or otherwise) or prospects of the Company and its subsidiaries, as a whole; or

(bb)	admission of Shares is refused or not granted, other than subject to customary conditions, on or before the Listing Date, or if granted, the admission is subsequently withdrawn, cancelled, qualified (other than by customary conditions), revoked or withheld; or

(cc)	the Company has withdrawn the Prospectus or the U.S. Prospectus Supplement (as defined in the Hong Kong Underwriting Agreement) (and/or any other documents published on the Hong Kong Stock Exchange or the US Securities and Exchange Commission by the Company in connection with the Share Offer) or the Share Offer.

Undertakings under the Agreement:	Under the terms of the Hong Kong Underwriting Agreement, the Company has undertaken to the Hong Kong Underwriters not to (other than in connection with the Share Offer) during the period commencing on the date of the Hong Kong Underwriting Agreement and ending on, and including, the date that is 90 days after the Listing Date without the prior written consent of the Overall Coordinators (for themselves and on behalf of the Hong Kong Underwriters):

(a)	allot, issue, sell, accept subscription for, offer to allot, issue or sell, contract or agree to allot, pledge, grant or sell any option, warrant, contract or right to subscribe for or purchase, or otherwise dispose of, either directly or indirectly, conditionally or unconditionally, any Shares or any other securities of the Company or any interest in any of the foregoing (including any securities convertible into or exchangeable or exercisable for or that represent the right to receive, or any warrants or other rights to subscribe for or purchase, any Shares or any other equity securities of the Company);

(b)	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Shares or any other securities of the Company or any interest in any of the foregoing (including any securities convertible into or exchangeable or exercisable for or that represent the right to receive, or any warrants or other rights to subscribe for or purchase, any Shares or any other equity securities of the Company);

(c)	enter into any transaction with the same economic effect as any transaction specified in (a) or (b) above; or

(d)	offer to or agree to or announce any intention to effect any transaction specified in (a) to (c) above, in each case, whether the transaction is to be settled by delivery of Shares or such other equity securities of the Company or in cash or otherwise, but in each case not including any action taken in the Company’s ordinary course of business (including, but not limited to, the operation of the share incentive plans of the Company).

Commissions and Expenses:	According to the Hong Kong Underwriting Agreement, the Hong

Kong Underwriters will receive an underwriting commission of 1.5% of the aggregate Public Offer Price in respect of the Hong Kong Offer Shares (the “Reference Public Offer Amount”).

The Company may, at its sole and absolute discretion, and by reference to the discretionary incentive fee evaluation criteria agreed with the Overall Coordinators, elect to pay to the Overall Coordinators (on behalf of the Hong Kong Underwriters) a discretionary incentive fee of up to 1.0% of the Reference Public Offer Amount.

For any unsubscribed Hong Kong Offer Shares reallocated to the International Offering, the underwriting commission will not be paid to the Hong Kong Underwriters but will instead be paid, at the rate applicable to the International Offering, to the relevant International Underwriters.

The International Underwriting Agreement

The Company and the International Underwriters expect to enter into the International Underwriting Agreement on or around the Price Determination Date, pursuant to which, the International Underwriters will agree to severally underwrite the International Offer Shares in their respective applicable proportions on the terms and subject to the conditions to be set out in the International Underwriting Agreement.

The expected principal terms of the International Underwriting Agreement and key features of the International Offering are summarized below:

Date of Agreement:	Expected to be on or around the Price Determination Date.

Parties to the Agreement:	(a) the Company; and

(b) International Underwriters.

International Offer Shares:	27,000,000 initial Offer Shares (subject to Reallocation and the Offer Size Adjustment Option).

International Offer Price:	The maximum Public Offer Price is HK$78.00 per Offer Share.

The Public Offer Price and the International Offer Price are expected to be fixed by agreement between the Company and the Overall Coordinators (acting for themselves and on behalf of the Hong Kong Underwriters and the International Underwriters) on the Price Determination Date, taking into account the closing trading price of the Class A Ordinary Shares on the last trading day on or before the Price Determination Date and other factors. The International Offer Price may be set at a level higher than the maximum Public Offer Price if certain conditions, which will be described in further detail in the Prospectus, are fulfilled.

The Public Offer Price and the International Offer Price will be announced by way of separate announcement by the Company on or around Price Determination Date, and no later than on Wednesday, July 2, 2025.

Placees:	It is expected that the International Offer Shares will be placed to not less than six placees, each of whom and their ultimate beneficial owner(s) shall be an Independent Third Party. The choice of placees for the International Offer Shares will be determined solely by the International Underwriters, subject to applicable laws and regulations (including the Hong Kong Listing Rules). It is not expected that any such investor will become a substantial shareholder (as defined under the Hong Kong Listing Rules) of the Company as a result of the placing of the International Offer Shares to them.

Allocation of the International Offer Shares will be made in accordance with a book-building process and based on a number of factors, including the level and timing of demand, the total size of the relevant investor’s invested assets or equity assets in the relevant sector and whether or not it is expected that the relevant investor is likely to buy further Shares, and/or hold or sell its Shares, after the Listing. Such allocation is intended to result in a distribution of the Offer Shares on a basis which would contribute to the maintenance of a solid professional and institutional shareholder base to the benefit of the Company and its Shareholders as a whole.

Conditions Precedent to the Agreement:	The obligations of the International Underwriters under the International Underwriting Agreement are conditional on the conditions set out in the International Underwriting Agreement, including, the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the Offer Shares on the Main Board of the Hong Kong Stock Exchange and the Hong Kong Underwriting Agreement having been signed and becoming unconditional and not having been terminated in accordance with its terms.

Termination of the Agreement:	It is expected that the International Underwriting Agreement will be terminable on similar grounds to the Hong Kong Underwriting Agreement.

Commissions and Expenses:	The Company expects to pay an underwriting commission of 1.5% of the aggregate International Offer Price in respect of the International Offer Shares.

The Company may, at its sole and absolute discretion, and by reference to the discretionary incentive fee evaluation criteria agreed with the Overall Coordinators, elect to pay to the Overall Coordinators (on behalf of the International Underwriters) a discretionary incentive fee of up to 1.0% of the aggregate International Offer Price in respect of the International Offer Shares.

The International Underwriters shall be entitled to the underwriting commission and the discretionary incentive fee (if any) in respect of any unsubscribed International Offer Shares reallocated to the Hong Kong Public Offering. For the avoidance of doubt, the Hong Kong Underwriters shall not be entitled to any underwriting commission in respect of such reallocated International Offer Shares.

3.	GENERAL INFORMATION

Ranking of Offer Shares

Save and except for voting rights and conversion rights as set out in Articles 12 to 21(inclusive) in the Articles of Association, the Class A Ordinary Shares and the Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions. The Offer Shares shall rank pari passu with all other issued Class A Ordinary Shares. Holders of fully-paid Offer Shares will be entitled to receive all future dividends and distributions, which are declared, made or paid, the record date of which is after the date of allotment of the Offer Shares in their fully-paid form.

Closing price on June 24, 2025

The closing price of the Class A Ordinary Shares on the Hong Kong Stock Exchange on June 24, 2025, being the date of the Hong Kong Underwriting Agreement was HK$68.40 per Class A Ordinary Share.

The historical closing prices and trading volumes of the Class A Ordinary Shares traded on the Hong Kong Stock Exchange is accessible on the Hong Kong Stock Exchange website at: https:// www.hkex.com.hk/Market-Data/Securities-Prices/Equities/Equities-Quote? sym=2076  &sc_lang=en

The historical closing prices and trading volumes of the ADSs traded on Nasdaq is accessible on the Nasdaq website at: https://www.nasdaq.com/market-activity/stocks/bz/historical

General Mandate

The Offer Shares will be issued under the General Mandate. As at the date of this announcement, the Company has not issued any Class A Ordinary Shares pursuant to the General Mandate and has repurchased 821,316 Class A Ordinary Shares pursuant to the repurchase mandate granted by the Shareholders to the Company on June 28, 2024. Based on this, as at the date of this announcement, the Company is permitted to issue up to 134,815,909 Class A Ordinary Shares under the General Mandate. As such, the allotment and issue of the Offer Shares is not subject to approval of the Shareholders.

Application for Listing

Application will be made to the Listing Committee of the Hong Kong Stock Exchange for the listing of, and permission to deal in, the Offer Shares to be allotted and issued pursuant to the Share Offer on the Main Board of the Hong Kong Stock Exchange.

Reasons for the Share Offer and Use of Proceeds

Based on the maximum Public Offer Price of HK$78.00 per Offer Share and the initial number of Offer Shares under the Share Offer: (a) the net price per Offer Share is calculated to be HK$75.38 per Offer Share; and (b) the net proceeds from under the Share Offer is calculated to be approximately HK$2,261.3 million (equivalent of approximately US$288.1 million), after deducting estimated underwriting fees and other expenses payable, based on an exchange rate of US$1.00 to HK$7.8499.

The above assumed net proceeds from the Share Offer may differ from the actual net proceeds depending on the Public Offer Price, the International Offer Price and the final number of Offer Shares issued, which will only be determined on or around the Price Determination Date.

The Share Offer is intended to further enhance the Company’s financial flexibility, broaden the Company’s shareholder base, improve stock liquidity, and support the Group’s healthy and sustainable development. The net proceeds from the Share Offer is expected to be used in: (i) investment in technology and related infrastructure; (ii) the development of new business initiatives; (iii) strategic acquisitions or investment opportunities that could have a synergistic effect with the Group’s existing business and support our growth strategies and (iv) working capital and general corporate purposes such as talent recruitment and retention, and other administrative uses to support the business operation. Further information will be set out in the Prospectus.

Fund Raising During The Past Twelve Months

The Company has not conducted any other fund raising activity through the issue of equity securities in the past twelve months immediately before the date of this announcement.

Completion of the transactions contemplated under the Hong Kong Underwriting Agreement and the International Underwriting Agreement (including the Share Offer) is subject to such agreements not being terminated in accordance with the terms thereof and the satisfaction of the conditions precedent under the respective agreement. Therefore, the Share Offer may or may not proceed to completion. Shareholders and potential investors are advised to exercise caution when dealing in the Shares and other securities of the Company.

4.	WAIVER FROM STRICT COMPLIANCE WITH RULE 13.28 OF THE HONG KONG LISTING RULES

Rule 13.28 of the Hong Kong Listing Rules provides that where the Directors agree to issue securities for cash pursuant to a general mandate granted by the shareholders of the Company under Rule 13.36(2)(b) of the Hong Kong Listing Rules, the Company shall publish an announcement containing certain specified information.

Due to the structure of the Share Offer, the following required information would not be available at the time of this announcement: (i) the issue price of each Offer Share; (ii) the total funds to be raised; and (iii) the net price of each Offer Share. Instead, this announcement sets out: (i) the maximum Public Offer Price; and (ii) the total funds expected to be raised and the expected net price of each Offer Share, calculated with reference to the maximum Public Offer Price (the “Alternative Disclosure”).

The Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 13.28 of the Hong Kong Listing Rules to allow the Alternative Disclosure, on the basis that:

(a)	the Public Offer Price will be determined with reference to, among other factors, the closing price of the Class A Ordinary Shares on the Hong Kong Stock Exchange;

(b)	the International Offer Price will be determined with reference to, among others, the Hong Kong dollar equivalent of the closing price of ADSs on the Nasdaq (on a per-share converted basis);

(c)	setting a fixed offer price or an offer price range with a low-end may adversely affect: (i) the Company’s ability to price the Hong Kong Offer Shares and the International Offer Shares in the best interest of the Company and Shareholders; and (ii) the market price of the Class A Ordinary Shares already listed on the Hong Kong Stock Exchange and the ADSs (which are convertible to Class A Ordinary Shares) concurrently listed on the Nasdaq; and

(d)	a maximum Public Offer Price will be disclosed in the Prospectus, and this disclosure would not prejudice the interests of the investing public in Hong Kong.

The Company confirms that the Offer Price determination will be in accordance with Rule 13.36 of the Hong Kong Listing Rules.

DEFINITIONS

Unless the context requires otherwise, the following terms have the following meanings in this announcement:

“ADS(s)”	American depositary share(s), each representing two Class A Ordinary Shares

“AFRC”	Accounting and Financial Reporting Council of Hong Kong

“Assumptions”	assuming no further change to the issued share capital of the Company from the Latest Practicable Date up to the completion of the Share Offer (including no issuances under the share incentive plans of the Company, no conversion of Class B Ordinary Shares to Class A Ordinary Shares, and no repurchase of Shares or ADSs) and before the exercise of the Offer Size Adjustment Option

“Board”	the board of Directors of the Company

“Class A Ordinary Share(s)”	class A ordinary shares in the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per share on any resolution tabled at the Company’s general meetings

“Class B Ordinary Share(s)”	class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for resolutions with respect to the reserved matters listed under Article 82 of the Articles of Association in which case they shall be entitled to one vote per Share

“Company”	KANZHUN LIMITED ( 看準科技有限公司), a company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability on January 16, 2014

“Director(s)”	director(s) of the Company

“General Mandate”	the general mandate granted by Shareholders to the Board on June 28, 2024 to issue Class A Ordinary Shares of: (i) up to 15% of the total issued Shares (excluding treasury shares) as at June 28, 2024; and (ii) any Shares (or Shares underlying ADSs) repurchased pursuant to the general mandate granted by Shareholders to the Board on June 28, 2024 up to the date of the Prospectus

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended, supplemented or otherwise modified from time to time

“Hong Kong Offer Shares”	3,000,000 Class A Ordinary Shares (subject to Reallocation and the Offer Size Adjustment Option) initially offered by the Company for subscription at the Public Offer Price pursuant to the Hong Kong Public Offering

“Hong Kong Public Offering”	the offering of the Hong Kong Offer Shares for subscription by the public in Hong Kong at the Public Offer Price (plus brokerage of 1.0%, SFC transaction levy of 0.0027%, AFRC transaction levy of 0.00015% and Hong Kong Stock Exchange trading fee of 0.00565%), on and subject to the terms and conditions as to be set out in the Prospectus

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Underwriters”	the underwriters as set out in the Prospectus

“Hong Kong Underwriting Agreement”	the conditional underwriting agreement dated June 24, 2025 in relation to the Hong Kong Public Offering as further described in this announcement

“Independent Third Party”	a person who is not a connected person of the Company (as defined in the Hong Kong Listing Rules)

“International Offer Shares”	27,000,000 Class A Ordinary Shares (subject to Reallocation and the Offer Size Adjustment Option) initially offered by the Company pursuant to the International Offering

“International Offering”	the conditional placing of the International Offer Shares at the International Offer Price pursuant to the shelf registration statement on Form F-3 that was filed with the U.S. Securities and Exchange Commission and automatically became effective on December 16, 2022, a preliminary prospectus supplement, and a final prospectus supplement, and subject to the terms and conditions of the International Underwriting Agreement, as set out in the Prospectus

“International Underwriters”	the international underwriters who are expected to enter into the International Underwriting Agreement to underwrite the International Offering

“International Underwriting Agreement”	the conditional underwriting agreement in relation to the International Offering as further described in this announcement

“Latest Practicable Date”	June 18, 2025, being the latest practicable date for the purpose of ascertaining certain information contained in the Prospectus prior to its publication

“Listing”	the listing of the Offer Shares on the Main Board of the Hong Kong Stock Exchange

“Listing Date”	expected to be on or about Friday, July 4, 2025, being the date on which listing of, and dealings in, the Offer Shares on the Hong Kong Stock Exchange are expected commence

“Main Board”	the stock exchange (excluding the option market) operated by the Hong Kong Stock Exchange which is independent from and operated in parallel with GEM of the Hong Kong Stock Exchange

“Nasdaq”	the Nasdaq Global Select Market

“Offer Shares”	the Hong Kong Offer Share(s) and/or the International Offer

Share(s), as the context may require

“Offer Size Adjustment Option”	the option that is exercisable on or before the Price Determination Date to allot and issue up to an aggregate of 4,500,000 additional Class A Ordinary Shares at the Public Offer Price or the International Offer Price, to cover additional market demand, if any, as described in the Prospectus

“Overall Coordinators”	the overall coordinators as named in the Prospectus

“PRC”	the People’s Republic of China, and for the purpose of this announcement only, excluding Hong Kong, Macau Special Administrative Region and Taiwan Region

“Price Determination Agreement”	the agreement to be entered into by the Overall Coordinators (for themselves and on behalf of the Hong Kong Underwriters and the International Underwriters) and the Company on the Price Determination Date to record and fix the Public Offer Price and the International Offer Price

“Price Determination Date”	the date, which may be any time between Monday, June 30, 2025 and Wednesday, July 2, 2025 and in any event no later than 12:00 noon on Wednesday, July 2, 2025, on which the Public Offer Price and the International Offer Price is to be fixed for the purposes of the Share Offer

“Prospectus”	the prospectus to be issued in connection with the Hong Kong Public Offering

“Public Offer Price”	the final price per Offer Share in Hong Kong dollars (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and the Hong Kong Stock Exchange trading fee of 0.00565%) at which the Offer Shares are to be subscribed for or purchased pursuant to the Hong Kong Public Offering, as further set out in the Prospectus

“Reallocation”	the reallocation of the Offer Shares between the International Offering and the Hong Kong Public Offering (which includes under the clawback) as described in the Prospectus

“SFC”	Securities and Futures Commission of Hong Kong

“Share(s)”	the Class A Ordinary Shares and Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Share Offer”	the Hong Kong Public Offering and the International Offering as further described in this announcement and the Prospectus

“Shareholder(s)”	holder(s) of the Share(s)

“Underwriters”	the Hong Kong Underwriters and the International Underwriters

“U.S.” or “United States”	the United States of America

“%”	per cent

By order of the Board
KANZHUN LIMITED
Mr. Peng Zhao
Founder, Chairman and Chief Executive Officer

Hong Kong, June 24, 2025

As at the date of this announcement, the Board of the Company comprises Mr. Peng Zhao, Mr. Yu Zhang, Mr. Xu Chen, Mr. Tao Zhang and Ms. Xiehua Wang as the executive Directors, Mr. Haiyang Yu as the non-executive Director, Mr. Yonggang Sun, Mr. Yan Li, Ms. Mengyuan Dong and Ms. Hongyu Liu as the independent non-executive Directors.